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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549
                       --------------------------------
                                   FORM T-1

                  STATEMENT OF ELIGIBILITY AND QUALIFICATION
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                  CORPORATION DESIGNATED TO ACT AS TRUSTEE

                   SECURITIES ACT OF 1933 FILE NO. 333-07261

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
               OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) /X/

                       --------------------------------

                        FIRSTAR BANK OF MINNESOTA, N.A.
      (as Successor in interest to American Bank National Association)
            (Exact name of Trustee as specified in its charter)

A National Banking Association                 41-0122055
(State of Incorporation if not a national bank)(IRS Employer Identification No.)

101 East Fifth Street
Corporate Trust Department
St. Paul, Minnesota                            55101
(Address of principal executive offices)       (Zip Code)

                        FIRSTAR BANK OF MINNESOTA, N.A.
                             101 East Fifth Street
                           St. Paul, Minnesota 55101
                                 (612) 229-2600
        (Exact name, address, and telephone number of agent for service)

                        ------------------------------
                         Mirage Resorts, Incorporated
              (Exact name of obligor as specified in its charter)

Nevada                                         88-0058016
(State of incorporation or other         (IRS Employer Identification Number)
jurisdiction)

3400 Las Vegas Boulevard South
Las Vegas, Nevada                              89109
(Address of principal executive offices)       (Zip Code)

                    ---------------------------------------
                    ---% Senior Notes Due            , 2006*
                        (Title of Indenture securities)

---------------
* This Form T-1 relates only to this class of securities.


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Item 1.     GENERAL INFORMATION.  Furnish the following information as to the trustee:

            (a) Name and address of each examining or supervising authority to which it is subject.

                    -Comptroller of the Currency
                     Treasury Department
                     Washington, DC
                    -Federal Deposit Insurance Corporation
                     Washington, DC
                    -The Board of Governors of the Federal Reserve System
                     Washington, DC

            (b) The Trustee is authorized to exercise corporate trust powers.

                                             GENERAL

Item 2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS. If the obligor or any underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.

            None
            See Note following Item 16.

ITEMS 3-15 ARE NOT APPLICABLE BECAUSE TO THE BEST OF THE TRUSTEE'S KNOWLEDGE THE OBLIGOR IS NOT IN DEFAULT UNDER ANY INDENTURE FOR WHICH THE TRUSTEE ACTS AS TRUSTEE.

Item 16.    LIST OF EXHIBITS. Listed below are all the exhibits filed as part of this statement of eligibility and
                              qualification. Such exhibits are incorporated by reference from a previous filing.

            Exhibit 1. Copy of Articles of Association of the trustee now in effect.

            Exhibit 2.   a.   A copy of the certificate of the Comptroller of
                              Currency dated June 1, 1965, authorizing
                              Firstar Bank of Minnesota, N.A. to act as fiduciary.

                         b. A copy of the certificate of authority of the trustee to commence business issued June 9, 1903, by the Comptroller of the Currency to Firstar Bank of Minnesota, N.A.


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            Exhibit 3.  A copy of the authorization of the trustee to exercise corporate trust powers issued by the Federal Reserve Board.

            Exhibit 4.  Copy of By-laws of the trustee as now in effect.

            Exhibit 5. Copy of each indenture referred to in Item 4. Not applicable.

            Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

            Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.


                                     NOTE

     The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligor within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligor, or affiliates, are based upon information furnished to the Trustee by the obligor. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.




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                                  SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, a national banking association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the 15th day of October, 1996.

                                       FIRSTAR BANK OF MINNESOTA, N.A.

[SEAL]

                                           /s/ Frank P. Leslie III
                                           ---------------------------
                                               Frank P. Leslie III
                                               Vice President


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                                    EXHIBIT 6


                                     CONSENT


     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, Firstar Bank of Minnesota, N.A., hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated: October 15, 1996

                                       FIRSTAR BANK OF MINNESOTA, N.A.


                                           /s/ Frank P. Leslie III
                                           ---------------------------
                                               Frank P. Leslie III
                                               Vice President